04024716

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

RECEIVED
2004 APR 30 A 8:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

date: 27 April 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43.1.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **NATIONAL DEPOSITORY FOR SECURITIES REGISTERED E SERIES SHARES**

The Management Board of Prokom Software SA informs, that:

The Company received information, that on April 23rd as the result of conversion of 987 A series convertible bonds, the National Depository For Securities (KDPW SA) registered 66,129 E series ordinary bearer shares of Prokom Software SA of the nominal value of PLN 1.00 each under code PLPROKM00054.

After the registration the Company's share capital amounts to PLN 13,890,830 and is divided to 13,890,830 shares of the nominal value PLN 1.00 each, entitling to execute 14,632,494 votes at the General Meeting.
Prokom Software SA's shareholders structure after the registration:

Name	No. of votes	% of votes at the GSM
Ryszard Krauze	2,027,314	13.86%
Prokom Investments SA	1,964,253	13.42%
Bank of New York	1,430,940	9.78%
J.P. Morgan Chase and Co*	869,457	5.94%
PZU S.A.	752,036	5.14%
CU OFE BPH CU WBK	582,320	3.98%
Other shareholders'	7,875,631	53.82%

SUPPL

included in the Bank of New York's holding

According to the shares registration in KDPW SA, on April 26th 2004 the Company applied for bringing into circulation 66,129 E-series shares on the main market of the Warsaw Stock Exchange, as a result of assimilation of those shares in the National Depository for Securities with 13,566,761 Company's shares already quoted on the Warsaw Stock Exchange.

dlw 5/4

PROCESSED
MAY 04 2004
THOMSON FINANCIAL

27 Apr, 2004 Dariusz Górka
Member of the Management Board

PROKOM SOFTWARE SA

FAX

to: Division of Corporate Finance File No. 82-4700 | Securities and Exchange Commission, Washington DC, USA | +1 (202) 942-9624

RECEIVED 2004 APR 30 A 8:26 OFFICE OF INTERNATIONAL CORPORATE FINANCE

from: **PROKOM Software S.A.**
81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 28 April 2004 pages: 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 43 1.2 of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **BRINGING INTO STOCK CIRCULATION OF 66,129 E-SERIES SHARES**

The Management Board of Prokom Software S.A. received the information, that:

On April 28th 2004 the Management Board of Warsaw Stock Exchange passed on the resolution concerning bringing into stock circulation 66,129 E-series ordinary bearer shares.

The above mentioned shares will be brought into stock circulation on the Warsaw Stock Exchange main market on May 6th 2004, on the condition that on the same day the National Depository for Securities will assimilate above mentioned shares (defined with PLPROKOM00054 code) with 13,566,761 shares already existing into stock circulation (defined with PLPROKOM00013 code).

28 Apr, 2004 Krzysztof Wilski
Vice-President of the Management Board

PROKOM SOFTWARE SA

FAX

to:	**Division of Corporate Finance File No. 82-4700**	**Securities and Exchange Commission, Washington, DC, USA**	**+1 (202) 942 9624**

from: **PROKOM Software S.A.**

81-319 GDYNIA, ŚLĄSKA 23/25 (POLAND)
tel.: +48 58 628 6666; fax: +48 58 621 6677

date: 28 April 2004 *pages:* 1

This is a summary translation of the company statement communicated to the Polish Securities Commission according to paragraphs 47.1.of the Decree of the Ministries Committee, dated 16th October of 2001 (Dz. U. Nr 139.1569) in regards to type, form, and domain of current and periodic information as well as time intervals for their delivery of the information by the issuers whose shares were admitted to public exchange.

subject: **PUBLICATION DATE OF CONSOLIDATED ANNUAL REPORT (IAS)**

The Management Board of Prokom Software S.A. received the information, that:

According to the company's communiqué RB/1/2004 dated on January 5th 2004, the Company will announce 2003 Consolidated Annual Report (SA-RS 2003) on May 6th 2004, and the Consolidated Annual Report prepared in accordance with IAS will be announced on May 10th 2004. Both Reports will be prepared and published in English and Polish.

28 Apr, 2004 Dariusz Górka
Member of the Management Board